Exhibit 99.4

EXHIBIT E

NEITHER THIS SECURITY NOR THE SECURITIES FOR WHICH THIS SECURITY IS EXERCISABLE HAVE BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS AS EVIDENCED BY A LEGAL OPINION OF COUNSEL TO THE TRANSFEROR TO SUCH EFFECT, THE SUBSTANCE OF WHICH SHALL BE REASONABLY ACCEPTABLE TO THE COMPANY. THIS SECURITY AND THE SECURITIES ISSUABLE UPON EXERCISE OF THIS SECURITY MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN SECURED BY SUCH SECURITIES.

SILICOM LTD.

WARRANT

Warrant No. [ ]	Dated: May __, 2007

        SILICOM LTD., an Israeli corporation (the “Company”), hereby certifies that, for value received, CD Investment Partners, Ltd. or its registered assigns (the “Holder”), is entitled to purchase from the Company up to a total of 8,750 ordinary shares, NIS 0.01 par value per share (the “Ordinary Shares”), of the Company (each such share, a “Warrant Share” and all such shares, the “Warrant Shares”) at an exercise price equal to $28.25 per share (as adjusted from time to time as provided in Section 9, the “Exercise Price”), at any time on or after the date hereof (the “Initial Exercise Date”) and through and including the date that is three (3) years from the Effective Date (the “Expiration Date”), and subject to the following terms and conditions. This Warrant (this “Warrant”) is being issued pursuant to that certain Securities Purchase Agreement, dated as of May 3, 2007, by and between the Company and CD Investment Partners, Ltd. (the “Purchase Agreement”).

    1.        Definitions. In addition to the terms defined elsewhere in this Warrant, capitalized terms that are not otherwise defined herein have the meanings given to such terms in the Purchase Agreement.

    2.        Warrant Register. The Company shall register this Warrant, upon records to be maintained by the Company for that purpose (the “Warrant Register”), in the name of the Holder of record hereof from time to time. The Company may deem and treat the registered Holder of this Warrant as the absolute owner hereof for the purpose of any exercise hereof or any distribution to the Holder, and for all other purposes, absent actual notice to the contrary.

    3.        Registration of Transfers. The Company shall register the transfer of any portion of this Warrant in the Warrant Register, upon surrender of this Warrant, with the Form of Assignment attached hereto duly completed and signed, and with such other documentation the Company may reasonably request, to the Company at its address specified herein. Upon any such registration of transfer, a new warrant to purchase Ordinary Shares in substantially the form of this Warrant (any such new warrant, a “New Warrant”), evidencing the portion of this Warrant so transferred shall be issued to the transferee and a New Warrant evidencing the remaining portion of this Warrant not so transferred, if any, shall be issued to the transferring Holder. The acceptance of the New Warrant by the transferee thereof shall be deemed the acceptance by such transferee of all of the rights and obligations of a holder of a Warrant.

    4.        Exercise and Duration of Warrant.

    (a)        This Warrant shall be exercisable by the registered Holder at any time and from time to time on or after the Initial Exercise Date to and including the Expiration Date. At 5:00 P.M., New York City time on the Expiration Date, the portion of this Warrant not exercised prior thereto shall be and become void and of no value.

    (b)        A Holder may exercise this Warrant by delivering to the Company (i) an exercise notice, in the form attached hereto (the “Exercise Notice”), appropriately completed and duly signed, and (ii) payment of the Exercise Price for the number of Warrant Shares as to which this Warrant is being exercised (which may take the form of a “cashless exercise” if so indicated in the Exercise Notice and only if a “cashless exercise” may occur at such time pursuant to Section 10 below), and the date such items are delivered to the Company (as determined in accordance with the provisions hereof) is an “Exercise Date.” The Holder shall not be required to deliver the original Warrant in order to effect an exercise hereunder. Execution and delivery of the Exercise Notice shall have the same effect as cancellation of the original Warrant and issuance of a New Warrant evidencing the right to purchase the remaining number of Warrant Shares. At the Company’s discretion, the Company, may, by written notice, require the Holder to furnish the Exercise Notice and/or other related documentation, directly to the Transfer Agent (with a copy to the Company).

    5.        Delivery of Warrant Shares.

    (a)        Upon exercise of this Warrant and receipt of the Exercise Price by the Company in accordance with Section 4 and Section 10, the Company shall promptly (but in no event later than five (5) Trading Days after the Exercise Date) issue or cause to be issued and cause to be delivered to or upon the written order of the Holder and in such name or names as the Holder may designate, a certificate for the Warrant Shares issuable upon such exercise, free of restrictive legends (if permitted under Section 4.1 of the Purchase Agreement). The Holder, or any Person so designated by the Holder to receive Warrant Shares, shall be deemed to have become the holder of record of such Warrant Shares as of the Exercise Date. The Company shall, upon request of the Holder, use its best efforts to deliver Warrant Shares hereunder electronically through the facilities of The Depository Trust Company or another established clearing corporation performing similar functions acceptable to the Transfer Agent.

    (b)        This Warrant is exercisable, either in its entirety or, from time to time, for a portion of the number of Warrant Shares. Upon surrender of this Warrant following one or more partial exercises, the Company shall issue or cause to be issued, at its expense, a New Warrant evidencing the right to purchase the remaining number of Warrant Shares.

    (c)        In addition to any other rights available to a Holder, if the Company fails to deliver to the Holder a certificate representing Warrant Shares by the third (3rd) Trading Day after the date on which delivery of such certificate is required by this Warrant (the “Exercise Date”), and if after such third (3rd) Trading Day the Holder purchases (in an open market transaction or otherwise) Ordinary Shares to deliver in satisfaction of a sale by the Holder of the Warrant Shares that the Holder anticipated receiving from the Company (a “Buy-In”), then the Company shall, within three (3) Trading Days after the Holder’s request and in the Company’s discretion, either (i) pay cash to the Holder in an amount equal to the Holder’s total purchase price (including brokerage commissions, if any) for the Ordinary Shares so purchased (the “Buy-In Price”), at which point the Company’s obligation to deliver such certificate (and to issue such Ordinary Shares) shall terminate, or (ii) promptly honor its obligation to deliver to the Holder a certificate or certificates representing such Ordinary Shares the Company failed to deliver and pay cash to the Holder in an amount equal to the excess (if any) of the Buy-In Price over the product of (A) such number of Ordinary Shares, times (B) the Closing Price on the Exercise Date.

    (d)        The Company’s obligations to issue and deliver Warrant Shares in accordance with the terms hereof are absolute and unconditional, irrespective of any action or inaction by the Holder to enforce the same, any waiver or consent with respect to any provision hereof, the recovery of any judgment against any Person or any action to enforce the same, or any setoff, counterclaim, recoupment, limitation or termination, or any breach or alleged breach by the Holder or any other Person of any obligation to the Company or any violation or alleged violation of law by the Holder or any other Person, and irrespective of any other circumstance which might otherwise limit such obligation of the Company to the Holder in connection with the issuance of Warrant Shares. Nothing herein shall limit a Holder’s right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company’s failure to timely deliver certificates representing Ordinary Shares upon exercise of this Warrant as required pursuant to the terms hereof.

    6.        Charges, Taxes and Expenses. Issuance and delivery of certificates for Ordinary Shares upon exercise of this Warrant shall be made without charge to the Holder for any issue or transfer tax, withholding tax, transfer agent fee or other incidental tax or expense in respect of the issuance of such certificates, all of which taxes and expenses shall be paid by the Company; provided, however, that the Company shall not be required to pay any tax which may be payable in respect of any transfer involved in the registration of any certificates for Warrant Shares or Warrant in a name other than that of the Holder. The Holder shall be responsible for all other tax liability that may arise as a result of holding or transferring this Warrant or receiving Warrant Shares upon exercise hereof. Except as expressly set forth herein, in no event shall the Company be responsible for any broker or similar commissions and such shall be borne by the Holder.

    7.        Replacement of Warrant. If this Warrant is mutilated, lost, stolen or destroyed, the Company shall issue or cause to be issued in exchange and substitution for and upon cancellation hereof, or in lieu of and substitution for this Warrant, a New Warrant, but only upon receipt of evidence reasonably satisfactory to the Company of such loss, theft or destruction and customary and reasonable bond or indemnity, if requested. Applicants for a New Warrant under such circumstances shall also comply with such other reasonable regulations and procedures and pay such other reasonable third-party costs as the Company may prescribe.

    8.        Reservation of Warrant Shares. The Company covenants that it will at all times reserve and keep available out of the aggregate of its authorized but unissued and otherwise unreserved Ordinary Shares, solely for the purpose of enabling it to issue Warrant Shares upon exercise of this Warrant as herein provided, the number of Warrant Shares which are then issuable and deliverable upon the exercise of this entire Warrant, free from preemptive rights or any other contingent purchase rights of persons other than the Holder (after giving effect to the adjustments and restrictions of Section 9, if any). The Company covenants that all Warrant Shares so issuable and deliverable shall, upon issuance and the payment of the applicable Exercise Price in accordance with the terms hereof, be duly and validly authorized, issued and fully paid and nonassessable. The Company will take all such action as may be necessary to assure that such Ordinary Shares may be issued as provided herein without violation of any applicable law or regulation, or of any requirements of any securities exchange or automated quotation system upon which the Ordinary Shares may be listed.

    9.        Certain Adjustments. The Exercise Price and number of Warrant Shares issuable upon exercise of this Warrant are subject to adjustment from time to time as set forth in this Section 9.

    (a)        Stock Dividends and Splits. If the Company, at any time while this Warrant is outstanding, (i) pays a stock dividend on its Ordinary Shares or otherwise makes a distribution on any class of capital stock that is payable in Ordinary Shares, (ii) subdivides outstanding Ordinary Shares into a larger number of shares, or (iii) combines outstanding Ordinary Shares into a smaller number of shares, then in each such case the Exercise Price shall be multiplied by a fraction of which the numerator shall be the number of Ordinary Shares outstanding immediately before such event (excluding treasury shares, if any) and of which the denominator shall be the number of Ordinary Shares outstanding immediately after such event (excluding treasury shares, if any). Any adjustment made pursuant to clause (i) of this paragraph shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution (provided, however, that if such record date is fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Exercise Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Exercise Price shall be adjusted pursuant to this Section as of the time of the actual payment of such dividends or distribution), and any adjustment pursuant to clause (ii) or (iii) of this paragraph shall become effective immediately after the effective date of such subdivision or combination.

    (b)        Pro Rata Distributions. If the Company, at any time while this Warrant is outstanding, distributes to holders of Ordinary Shares (i) any equity security (other than a distribution of Ordinary Shares covered by the preceding paragraph), (ii) rights or warrants to subscribe for or purchase any equity security, or (iii) any other asset other than cash dividends out of earnings (in each case, “Distributed Property”), then in each such case the Holder shall be entitled upon exercise of this Warrant for the purchase of any or all of the Warrant Shares, to receive the amount of Distributed Property which would have been payable to the Holder had such Holder been the holder of such Warrant Shares on the record date for the determination of shareholders entitled to such Distributed Property. The Company will at all times set aside and keep available for distribution to such holder upon exercise of this Warrant a portion of the Distributed Property to satisfy the distribution to which such Holder is entitled pursuant to the preceding sentence.

    (c)        Fundamental Transactions. If any capital reorganization, reclassification of the capital stock of the Company, consolidation or merger of the Company with another company in which the Company is not the survivor, or sale, transfer or other disposition of all or substantially all of the Company’s assets to another corporation shall be effected (all such transactions being hereinafter referred to as a “Fundamental Transaction”), then the Company shall use its best efforts to ensure that lawful and adequate provision shall be made whereby the Holder shall thereafter have the right to purchase and receive upon the basis and upon the terms and conditions herein specified and in lieu of the Warrant Shares immediately theretofore issuable upon exercise of this Warrant, such shares of stock, securities or assets as would have been issuable or payable with respect to or in exchange for a number of Warrant Shares equal to the number of Warrant Shares immediately theretofore issuable upon exercise of this Warrant, had such reorganization, reclassification, consolidation, merger, sale, transfer or other disposition not taken place, and in any such case appropriate provision shall be made with respect to the rights and interests of the Holder to the end that the provisions hereof (including, without limitation, provision for adjustment of the Exercise Price) shall thereafter be applicable, as nearly equivalent as may be practicable in relation to any share of stock, securities or assets thereafter deliverable upon the exercise thereof. The Company shall not effect any such consolidation, merger, sale, transfer or other disposition unless prior to or simultaneously with the consummation thereof the successor company (if other than the Company) resulting from such consolidation or merger, or the company purchasing or otherwise acquiring such assets or other appropriate corporation or entity shall assume the obligation to deliver to the Holder, at the last address of the Holder appearing on the books of the Company, such shares of stock, securities or assets as, in accordance with the foregoing provisions, the Holder may be entitled to purchase, and the other obligations under this Warrant. The provisions of this Section 9(c) shall similarly apply to successive reorganizations, reclassifications, consolidations, mergers, sales, transfers or other dispositions, each of which transactions shall also constitute a Fundamental Transaction. Notwithstanding the foregoing, if any Fundamental Transaction constitutes or results in (a) a “going private” transaction as defined in Rule 13e-3 under the Exchange Act, (b) an acquisition of the Company primarily for cash, or (c) an acquisition, merger or sale with or into a Person not traded on an Eligible Market, then the Company (or any such successor or surviving entity) shall require that Holder waive the above requirements of this Section 9(c) in exchange for a payment of cash on the closing date of such Fundamental Transaction, equal to the Black Scholes Value of the remaining unexercised portion of this Warrant on the closing date of such Fundamental Transaction, provided that the per share consideration to be received by the holders of Ordinary Shares upon the consummation of such Fundamental Transaction is less than the Exercise Price. Concurrently with such payment, this Warrant shall be cancelled. “Black Scholes Value” means the value of this Warrant based on the Black and Scholes Option Pricing Model obtained from the “OV” function on Bloomberg determined as of the day immediately following the public announcement of the applicable Fundamental Transaction and reflecting (i) a risk-free interest rate corresponding to the U.S. Treasury rate for a period equal to the remaining term of this Warrant as of such date and (ii) an expected volatility equal to the lesser of (x) 60 – or (y) 100 – day volatility obtained from the HVT function on Bloomberg.

(d) Subsequent Equity Sales.

    (i)        If, at any time from the date hereof until twelve (12) months from the Closing Date, the Company issues additional Ordinary Shares or rights, warrants, options or other securities or debt convertible, exercisable or exchangeable for Ordinary Shares or otherwise entitling any Person to acquire Ordinary Shares (collectively, “Ordinary Share Equivalents”) at an effective price to the Company per share of Ordinary Shares (the “Effective Price”) less than the Exercise Price (as adjusted hereunder to such date but excluding the operation of this paragraph (d) as a result of such issuance), then the total maximum number of Ordinary Shares issuable upon conversion, exercise or exchange of all then outstanding Ordinary Share Equivalents shall be deemed to be outstanding as of the date of issuance of such Ordinary Share Equivalents and the Exercise Price shall be reduced to equal the product of (A) the Exercise Price in effect immediately prior to such new issuance of Ordinary Shares or Ordinary Share Equivalents times (B) a fraction, the numerator of which is the sum of (1) the number of Ordinary Shares outstanding or deemed to be outstanding immediately prior to such issuance, plus (2) the number of Ordinary Shares which the aggregate Effective Price of the Ordinary Shares issued (or deemed to be issued) would purchase at the Exercise Price (as adjusted hereunder to such date but excluding the operation of this paragraph (d) as a result of such issuance), and the denominator of which is the aggregate number of Ordinary Shares outstanding or deemed to be outstanding immediately after such issuance. Notwithstanding the foregoing, in no event shall the Exercise Price be reduced below $23.13 per share (as appropriately adjusted for any event described in paragraph (a) of this Section) through the operation of this paragraph (d). For purposes of this paragraph, (A) the maximum number of Ordinary Shares potentially issuable at any time upon conversion, exercise or exchange of the relevant Ordinary Share Equivalents (the “Deemed Number”) shall be deemed to be outstanding upon issuance of such Ordinary Share Equivalents (without regard to any provision contained therein for a subsequent adjustment to such number of shares), (B) the Effective Price applicable to a new issuance of Ordinary Shares shall equal the minimum dollar value of consideration payable to the Company to purchase such Ordinary Shares and the Effective Price applicable to a new issuance of Ordinary Share Equivalents shall equal the minimum dollar value of consideration payable to the Company to purchase such Ordinary Share Equivalents and to convert, exercise or exchange such Ordinary Share Equivalents into Ordinary Shares (without regard to any provision contained therein for a subsequent adjustment to such number of shares), divided by the Deemed Number, and (C) no further adjustment shall be made to the Exercise Price upon the actual issuance of Ordinary Shares upon conversion, exercise or exchange of such Ordinary Share Equivalents. If such Ordinary Share Equivalents by their terms provide, with the passage of time or otherwise, for any decrease in the consideration payable to the Company, or increase in the number of Ordinary Shares issuable upon the exercise, conversion or exchange thereof, other than pursuant to customary “weighted average” anti-dilution provisions, the Exercise Price computed upon the original issue thereof, and any subsequent adjustments based thereon, shall, upon any such decrease or increase becoming effective, be recomputed to reflect such decrease or increase insofar as it affects such Ordinary Share Equivalents. On the expiration of any Ordinary Share Equivalent, or the termination of any such right to convert or exchange any such Ordinary Share Equivalent into or for Ordinary Shares, the Exercise Price then in effect hereunder shall forthwith be readjusted (increased or decreased, as the case may be) to the Exercise Price which would have been in effect at the time of such expiration or termination had such Ordinary Share Equivalent, to the extent outstanding immediately prior to such expiration or termination, never been granted, issued or sold, and the Ordinary Shares issuable thereunder shall no longer be deemed to be outstanding.

    (ii)        Notwithstanding the foregoing, no adjustment will be made under this paragraph (d) in respect of any Excluded Stock. For purposes hereof, “Excluded Stock” shall mean Ordinary Shares or Ordinary Share Equivalents issued or deemed issued (v) upon the exercise of stock options outstanding on the date hereof, (w) upon the issuance of Ordinary Shares or stock options to employees, officers, directors, service providers or consultants of the Company or a Subsidiary pursuant to any stock or option plan of the Company or other arrangement, including subsequent to the date hereof (including the issuance of Ordinary Shares upon exercise of stock options), (x) to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction, (y) pursuant to the acquisition of another company or legal entity by the Company by merger, purchase of substantially all of the assets or other reorganization or pursuant to a joint venture agreement, (z) in connection with marketing or similar agreements or strategic partnerships (including, without limitation, by way of a private placement to strategic investors and/or entities (whatever the legal form) in which, or of which, one or more members of the Company’s management or board of directors beneficially owns or controls an equity stake of 10% or greater), (aa) in a registered public offering, (bb) upon the exercise or exchange of or conversion of (1) any Securities issued under the Purchase Agreement or hereunder or (2) securities to a registered broker-dealer in connection with the transactions contemplated by the Purchase Agreement, and (cc) Ordinary Shares or other securities issued in connection with any stock split, stock dividend or recapitalization of the Company (without derogating from Section 9(a) hereof).

    (iii)        Notwithstanding anything to the contrary, no adjustment in the Exercise Price need be made if such adjustment would result in (i) a change in the Exercise Price of less than $0.01 or (ii) the Exercise Price being reduced to less than the par value of the Ordinary Shares.

    (e)        Number of Warrant Shares. Simultaneously with any adjustment to the Exercise Price pursuant to paragraph (a) of this Section, the number of Warrant Shares that may be purchased upon exercise of this Warrant shall be increased or decreased (as the case may be), proportionately, so that after such adjustment the aggregate Exercise Price payable hereunder for the decreased or increased (as the case may be) number of Warrant Shares shall be the same as the aggregate Exercise Price in effect immediately prior to such adjustment.

    (f)        Calculations. All calculations under this Section 9 shall be made to the nearest cent or the nearest 1/100th of a share, as applicable. The number of Ordinary Shares outstanding at any given time shall not include shares owned or held by or for the account of the Company, and the disposition of any such shares shall be considered an issue or sale of Ordinary Shares.

    (g)        Notice of Adjustments. Upon the occurrence of each adjustment pursuant to this Section 9, the Company at its expense will promptly compute such adjustment in accordance with the terms of this Warrant and prepare a certificate setting forth such adjustment, including a statement of the adjusted Exercise Price and adjusted number or type of Warrant Shares or other securities issuable upon exercise of this Warrant (as applicable), describing the transactions giving rise to such adjustments and showing in detail the facts upon which such adjustment is based. Upon written request, the Company will promptly deliver a copy of each such certificate to the Holder and to the Transfer Agent.

    (h)        Notice of Corporate Events. If the Company (i) declares a dividend or any other distribution of cash, securities or other property in respect of its Ordinary Shares, including without limitation any granting of rights or warrants to subscribe for or purchase any capital stock of the Company, (ii) authorizes or approves, enters into any agreement contemplating, or solicits stockholder approval for, any Fundamental Transaction or (iii) authorizes the voluntary dissolution, liquidation or winding up of the affairs of the Company, then the Company shall deliver to the Holder a notice describing the material terms and conditions of such transaction, at least ten (10) calendar days prior to the applicable record or effective date on which a Person would need to hold Ordinary Shares in order to participate in or vote with respect to such transaction, and the Company will take all steps reasonably necessary in order to insure that the Holder is given the practical opportunity to exercise this Warrant prior to such time so as to participate in or vote with respect to such transaction; provided, however, that the failure to deliver such notice or any defect therein shall not affect the validity of the corporate action required to be described in such notice.

    10.        Payment of Exercise Price. The Holder shall pay the Exercise Price in immediately available funds in U.S. dollars; provided, however, that if at any time after the Required Effective Date a Registration Statement covering the resale of the Warrant Shares is not effective on the Exercise Date, the Holder may satisfy its obligation to pay the Exercise Price through a “cashless exercise,” in which event the Company shall issue to the Holder the number of Warrant Shares determined as follows:

X = (Y) (A-B)/A
where:
X = the number of Warrant Shares to be issued to the Holder.

Y = the number of Warrant Shares with respect to which this Warrant is being exercised.

A = the average of the Closing Prices for the five Trading Days immediately prior to (but not including) the Exercise Date.

B = the Exercise Price.

        For purposes of Rule 144 promulgated under the Securities Act, it is intended, understood and acknowledged that the Warrant Shares issued in a cashless exercise transaction shall be deemed to have been acquired by the Holder, and the holding period for the Warrant Shares shall be deemed to have commenced, on the date this Warrant was originally issued pursuant to the Purchase Agreement.

    11.        Limitation on Exercise. Notwithstanding anything to the contrary contained herein, this Warrant shall not be exercisable by the Holder hereof to the extent (but only to the extent) that, if exercisable by the Holder, the Holder or any of its affiliates would beneficially own in excess of 4.90% (the “Maximum Percentage”) of the issued and outstanding Ordinary Shares. To the extent the above limitation applies, the determination of whether this Warrant shall be exercisable (vis-a-vis other convertible, exercisable or exchangeable securities owned by the Holder) and of which warrants shall be exercisable (as among all warrants owned by the Holder) shall, subject to such Maximum Percentage limitation, be determined by the Holder. No prior inability to exercise this Warrant pursuant to this paragraph shall have any effect on the applicability of the provisions of this paragraph with respect to any subsequent determination of exercisability. For the purposes of this paragraph, beneficial ownership and all determinations and calculations (including, without limitation, with respect to calculations of percentage ownership) shall be determined by the Holder in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder. This paragraph (or any portion hereof) shall be automatically corrected to the extent it is defective or inconsistent with the intended Maximum Percentage beneficial ownership limitation herein contained and changes or supplements shall be automatically made as are necessary to properly give effect to such Maximum Percentage limitation, provided that the Company shall have no obligation to verify or confirm the accuracy of any determination of satisfying the Maximum Percentage limitation and shall have no liability with respect to this Section 11. The limitations contained in this paragraph shall apply to a successor Holder of this Warrant. Each delivery of an Exercise Notice hereunder will constitute a representation by the Holder that it has evaluated the limitation set forth in this paragraph and determined that issuance of the full number of Warrant Shares requested in such Exercise Notice is permitted under this paragraph, and the Company shall have no obligation to verify or confirm the accuracy of such determination and shall have no liability with respect to this Section 11. This paragraph may not be amended or waived by the Holder or the Company.

    12.        Fractional Shares. The Company shall not be required to issue or cause to be issued fractional Warrant Shares or scrip representing fractional shares on the exercise of this Warrant. If any fraction of a Warrant Share would, except for the provisions of this Section, be issuable upon exercise of this Warrant, the number of Warrant Shares to be issued will be rounded down to the nearest whole share.

    13.        Notices. Any and all notices or other communications or deliveries hereunder (including without limitation any Exercise Notice) shall be in writing and shall be deemed given and effective on the earliest of (i) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number specified in the Purchase Agreement prior to 5:00 p.m. (New York City time) on a Business Day, (ii) the next Business Day after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number specified in the Purchase Agreement on a day that is not a Business Day or later than 5:00 p.m. (New York City time) on any Business Day, (iii) the second Business Day following the date of delivery to the courier service, if sent by a U.S. or Israeli nationally recognized overnight courier service, or (iv) upon actual receipt by the party to whom such notice is required to be given. The address for such notices or communications shall be as set forth in the Purchase Agreement.

    14.        Warrant Agent. The Company shall serve as warrant agent under this Warrant. Upon thirty (30) days’ notice to the Holder, the Company may appoint a new warrant agent. Any corporation into which the Company or any new warrant agent may be merged or any corporation resulting from any consolidation to which the Company or any new warrant agent shall be a party or any corporation to which the Company or any new warrant agent transfers substantially all of its corporate trust or stockholder services business shall be a successor warrant agent under this Warrant without any further act. Any such successor warrant agent shall promptly cause notice of its succession as warrant agent to be mailed (by first class mail, postage prepaid) to the Holder at the Holder’s last address as shown on the Warrant Register.

    15.        Restrictions. The Holder acknowledges that the Warrant Shares acquired upon the exercise of this Warrant, if not registered, will have restrictions upon resale imposed by state and U.S. federal and Israeli securities laws.

    16.        Miscellaneous.

    (a)        Subject to the restrictions on transfer set forth on the first page hereof and applicable securities laws, this Warrant and the rights and obligations evidenced hereby shall inure to the benefit of and be binding upon the successors of the Company and the successors and permitted assigns of the Holder as set forth in the Purchase Agreement, provided that this Warrant may be assigned by the Company to a successor in the event of a Fundamental Transaction. Subject to the preceding sentence, nothing in this Warrant shall be construed to give to any Person other than the Company and the Holder any legal or equitable right, remedy or cause of action under this Warrant. This Warrant may be amended only in writing signed by the Company and the Holder and their successors and assigns.

    (b)        The Company will not, by amendment of its governing documents or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the Holder against impairment. Without limiting the generality of the foregoing, the Company (i) will not increase the par value of any Warrant Shares above the amount payable therefor on such exercise, (ii) will take all such action as may be reasonably necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable Warrant Shares on the exercise of this Warrant, and (iii) will not close its stockholder books or records in any manner which interferes with the timely exercise of this Warrant.

    (c)        GOVERNING LAW; VENUE; WAIVER OF JURY TRIAL. ALL QUESTIONS CONCERNING THE CONSTRUCTION, VALIDITY, ENFORCEMENT AND INTERPRETATION OF THIS WARRANT SHALL BE GOVERNED BY AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK. EACH PARTY HEREBY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE STATE AND FEDERAL COURTS SITTING IN THE CITY OF NEW YORK, BOROUGH OF MANHATTAN, FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION HEREWITH OR WITH ANY TRANSACTION CONTEMPLATED HEREBY OR DISCUSSED HEREIN (INCLUDING WITH RESPECT TO THE ENFORCEMENT OF ANY OF THE TRANSACTION DOCUMENTS), AND HEREBY IRREVOCABLY WAIVES, AND AGREES NOT TO ASSERT IN ANY SUIT, ACTION OR PROCEEDING, ANY CLAIM THAT IT IS NOT PERSONALLY SUBJECT TO THE JURISDICTION OF ANY SUCH COURT AND THAT SUCH SUIT, ACTION OR PROCEEDING IS IMPROPER. EACH PARTY HEREBY IRREVOCABLY WAIVES PERSONAL SERVICE OF PROCESS AND CONSENTS TO PROCESS BEING SERVED IN ANY SUCH SUIT, ACTION OR PROCEEDING BY MAILING A COPY THEREOF VIA REGISTERED OR CERTIFIED MAIL OR OVERNIGHT DELIVERY (WITH EVIDENCE OF DELIVERY) TO SUCH PARTY AT THE ADDRESS IN EFFECT FOR NOTICES TO IT UNDER THIS AGREEMENT AND AGREES THAT SUCH SERVICE SHALL CONSTITUTE GOOD AND SUFFICIENT SERVICE OF PROCESS AND NOTICE THEREOF. NOTHING CONTAINED HEREIN SHALL BE DEEMED TO LIMIT IN ANY WAY ANY RIGHT TO SERVE PROCESS IN ANY MANNER PERMITTED BY LAW. EACH OF THE COMPANY AND THE HOLDER HEREBY WAIVES ALL RIGHTS TO A TRIAL BY JURY.

(d) The headings herein are for convenience only, do not constitute a part of this Warrant and shall not be deemed to limit or affect any of the provisions hereof.

    (e)        In case any one or more of the provisions of this Warrant shall be invalid or unenforceable in any respect, the validity and enforceability of the remaining terms and provisions of this Warrant shall not in any way be affected or impaired thereby and the parties will attempt in good faith to agree upon a valid and enforceable provision which shall be a commercially reasonable substitute therefor, and upon so agreeing, shall incorporate such substitute provision in this Warrant.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK,
SIGNATURE PAGE FOLLOWS]

        IN WITNESS WHEREOF, the Company has caused this Warrant to be duly executed by its authorized officer as of the date first indicated above.

SILICOM LTD.

By:	_________________________
Name:	_________________________
Title:	_________________________

FORM OF EXERCISE NOTICE

(To be executed by the Holder to exercise the right to purchase Ordinary Shares under the foregoing Warrant)

To: SILICOM LTD.

The undersigned is the Holder of Warrant No. _______ (the "Warrant") issued by SILICOM LTD., an Israeli corporation (the "Company"). Capitalized terms used herein and not otherwise defined have the respective meanings set forth in the Warrant.

1.	The Warrant is currently exercisable to purchase a total of ______________ Warrant Shares.

2.	The undersigned Holder hereby exercises its right to purchase _________________ Warrant Shares pursuant to the Warrant.

3.	The Holder intends that payment of the Exercise Price shall be made as (check one):

____	"Cash Exercise" under Section 10

____	"Cashless Exercise" under Section 10

4.	If the holder has elected a Cash Exercise, the holder shall pay the sum of $____________ to the Company in accordance with the terms of the Warrant.

5.	Pursuant to this exercise, the Company shall deliver to the holder _______________ Warrant Shares in accordance with the terms of the Warrant.

6.	Following this exercise, the Warrant shall be exercisable to purchase a total of ______________ Warrant Shares.

7.	Please issue a certificate or certificates representing said Warrant Shares in the name of the undersigned or in the name of _____________.

8.	The Warrant Shares shall be delivered to the following DWAC Account Number or by physical delivery of a certificate to: _________________________.

9.	The undersigned is an “accredited investor” as defined in Regulation D promulgated under the Securities Act of 1933, as amended.

10.	In exercising this Warrant, the undersigned hereby confirms and acknowledges that the Warrant Shares are being acquired solely for the account of the undersigned and not as a nominee for any other party, or for investment, and that the undersigned will not offer, sell or otherwise dispose of any such Warrant Shares except under circumstances that will not result in a violation of the Securities Act of 1933, as amended, or any state securities laws.

Dated: ____________________, ______	Name of Holder:

	(Print)	__________________________________________________________

	By:	__________________________________________________________
	Name:	__________________________________________________________
	Title:	__________________________________________________________
(Signature must conform in all respects to name of holder as specified on the face of the Warrant)

FORM OF ASSIGNMENT

[To be completed and signed only upon transfer of Warrant]

        FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto ________________________________ the right represented by the within Warrant to purchase ____________ Ordinary Shares of SILICOM LTD. to which the within Warrant relates and appoints ________________ attorney to transfer said right on the books of SILICOM LTD. with full power of substitution in the premises.

Dated: ____________________, ______

(Signature must conform in all respects to name of
holder as specified on the face of the Warrant)

_________________________________________________
Address of Transferee

_________________________________________________

_________________________________________________

In the presence of:

_________________________________________________